August 4, 2020

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	USA Compression Partners, LP

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 18, 2020

File No. 001-35779

Ladies and Gentlemen:

Set forth below is the response of USA Compression Partners, LP (the “Partnership”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter dated July 22, 2020 (the “Comment Letter”), with respect to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

For the convenience of the Staff’s review, the Partnership has set forth below the comment contained in the Comment Letter, followed by the Partnership’s response. The numbered paragraph below corresponds to the numbered comment in the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 6. Selected Financial Data

Non-GAAP Financial Measures, page 38

1.

We note your presentation of the non-GAAP measure gross operating margin. Please present a reconciliation for this non-GAAP measure in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In doing so, reconcile this measure to the most directly comparable GAAP measure of gross margin. If you do not believe gross margin that includes depreciation and amortization is the most directly comparable GAAP measure, please tell us why in your response.

Response

The Partnership respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Partnership has included a reconciliation of the non-GAAP measure Adjusted gross margin (previously presented as gross operating margin) to gross margin calculated in accordance with GAAP in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 (the “2Q Form 10-Q”) filed on even date herewith. Please see page 32 of the 2Q Form 10-Q for the reconciliation, which the Partnership will include in its future filings.

U.S. Securities and Exchange Commission

August 4, 2020

If you have any questions regarding the response to the comment of the Staff, or require additional information, please contact the undersigned at 512-369-1624 or mliuzzi@usacompression.com.

Very truly yours,

USA Compression Partners, LP

By:	USA Compression GP, LLC, its general partner

By:	/s/ Matthew C. Liuzzi
Matthew C. Liuzzi Vice President, Chief Financial Officer and Treasurer

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